2015-07-2, 12:37:42, EDT

File insider report – Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Neely.R	Issuer: TransGlobe Ener	Security	PSU (Cash)

Transaction Number	2680525
Security designation	PSU (Cash)
Opening balance of securities held	82811
Date of transaction	2015-06-30
Nature of transaction	56 – Grant of rights
Number or value or securities or Contracts acquired	1041
Equivalent number or value of Contracts acquired	1041
Number or value of securities or Contracts disposed of
Equivalent number or value of Underlying securities disposed of

Unit price or exercise price		Currency	Canadian Dollar

		Insider’s
Closing balance of securities held	83852	calculated
		balance
Filing date/time	2015-07-02 12:37:
	11:43:28 EDT

General remarks (if necessary to
describe the transaction)	RE June 30, 2015 dividend
Private remarks to securities
regulatory authorities